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Exhibit 1

        NOVA GAS TRANSMISSION LTD.

CONSOLIDATED
FINANCIAL STATEMENTS
(UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2004

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED INCOME

(millions of dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	315	330	626	658
Expenses
Operating expenses	97	101	198	201
Depreciation	76	74	147	148

	173	175	345	349

Operating Income	142	155	281	309

Other Expenses / (Income)
Financial charges	57	67	119	137
Allowance for funds used during construction	—	(1)	—	(1)
Other	3	(1)	(3)	(1)

	60	65	116	135

Income before Income Taxes	82	90	165	174
Income Taxes	43	42	74	82

Net Income	39	48	91	92

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED CASH FLOWS

(millions of dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Generated from Operations
Net income	39	48	91	92
Depreciation	76	74	147	148
Future income taxes	(4)	4	(3)	6
Other	13	(8)	12	(6)

Funds generated from operations	124	118	247	240
(Increase)/decrease in operating working capital	(15)	(25)	36	41

Net cash provided by operating activities	109	93	283	281

Investing Activities
Capital expenditures, net	(12)	(33)	(26)	(45)
Other assets	(1)	5	(1)	2

Net cash used in investing activities	(13)	(28)	(27)	(43)

Financing Activities
Long-term debt repaid	(9)	(10)	(9)	(10)
Common share dividends	(125)	—	(125)	—
Decrease in amounts due to parent	38	(55)	(122)	(228)

Net cash used in financing activities	(96)	(65)	(256)	(238)

Increase in Cash	—	—	—	—
Cash at Beginning of Period	—	—	—	—

Cash at End of Period	—	—	—	—

See accompanying Notes to Consolidated Financial Statements.

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED BALANCE SHEET

(millions of dollars)

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
Current Assets
Accounts receivable	111	128
Inventories	29	31

	140	159
Plant, Property and Equipment	4,603	4,724
Deferred Amounts and Other Assets	132	91
Future Income Taxes	21	18

	4,896	4,992

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable	57	39
Due to parent	202	324
Accrued interest	37	37
Long-term debt due within one year	291	184

	587	584

Long-Term Debt	2,376	2,441

Common Shareholder's Equity
Common shares	1,706	1,706
Retained earnings	227	261

	1,933	1,967

	4,896	4,992

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

CONSOLIDATED RETAINED EARNINGS

(millions of dollars)

	Six Months Ended June 30
	2004	2003
	(unaudited)	(unaudited)
Balance at Beginning of Period	261	143
Net income	91	92
Common share dividends	(125)	—

Balance at End of Period	227	235

See accompanying Notes to Consolidated Financial Statements

NOVA GAS TRANSMISSION LTD.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1    Significant Accounting Policies

        The consolidated financial statements of NOVA Gas Transmission Ltd. (NGTL) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2003. These consolidated financial statements for the six months ended June 30, 2004 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.

NOTE 2    Accounting Changes

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, NGTL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and there was no impact on net income for the three and six months ended June 30, 2004. There was no material impact from this accounting change on the Consolidated Balance Sheet as at January 1, 2004.

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income for the three and six months ended June 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the Consolidated Balance Sheet as at January 1, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis (MD&A) dated July 22, 2004 should be read in conjunction with the accompanying unaudited consolidated financial statements of NOVA Gas Transmission Limited (NGTL or the company) for the six months ended June 30, 2004 and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2003. Additional information relating to NGTL, including the company's Renewal Annual Information Form and continuous disclosure documents, is available on SEDAR at www.sedar.com under NOVA Gas Transmission Ltd.

Financial Review

        NGTL's net earnings of $39 million in second quarter 2004 decreased $9 million compared to $48 million in the same quarter of 2003. Net earnings for the six months ended June 30, 2004 decreased $1 million compared to the same period in 2003. This decrease in second quarter and year-to-date net earnings was primarily due to lower earnings resulting from the recently approved rate of return on deemed common equity in 2004 compared to earnings implicit in the 2003 negotiated settlement which included a fixed revenue requirement component. The lower Alberta System earnings for the first six months of 2004 were substantially offset by a corporate tax refund in the first quarter 2004 as a result of a prior year tax reassessment and higher earnings from TransCanada Pipeline Ventures Limited Partnership (Ventures LP). Alberta System earnings in 2004 reflect the Alberta Energy and Utilities Board (EUB) Generic Cost of Capital (GCOC) decision on July 2, 2004 which established a rate of return for 2004 of 9.60% on 35% deemed common equity for the Alberta System.

Liquidity and Capital Resources

Funds Generated From Operations

        Funds generated from operations for the second quarter 2004 were $124 million, compared to $118 million for the second quarter of 2003. Funds generated from operations were $247 million for the six months ended June 30, 2004 compared with $240 million for the same period in 2003.

        NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term, when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate and remains substantially unchanged since December 31, 2003.

Investing Activities

        In the three months ended June 30, 2004, capital expenditures totalled $12 million (2003 — $33 million). Net capital expenditures for the six months ended June 30, 2004 totalled $26 million, compared to $45 million for the same period in 2003. Capital spending is comprised of construction of new facilities that are dependent on requests from customers for new services, as well as capital maintenance.

Financing Activities

        During the six months ended June 30, 2004, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TCPL). NGTL anticipates that future financing requirements will be obtained from TCPL or from third parties.

        TCPL as the sole shareholder of NGTL receives all the dividends declared on the 100,004 New Common Shares. On June 18, 2004 NGTL's Board of Directors declared a dividend of $125 million which was paid on June 30, 2004.

Contractual Obligations

        There have been no material changes to NGTL's contractual obligations, including payments due for each of the next five years and thereafter, since December 31, 2003. For further information on these contractual obligations, refer to MD&A in NGTL's 2003 Renewal Annual Information Form.

Related Party Transactions

        All transactions with related parties occurred in the normal course of operations under normal commercial terms.

        TCPL:    During the second quarter of 2004, NGTL made interest payments to TCPL in the amount of $11 million (2003 — $11 million). During the six months ended June 30, 2004 NGTL made interest payments to TCPL in the amount of $23 million (2003 — $24 million).

        Foothills Pipe Lines (Alta.) Ltd.:    TCPL both directly and indirectly through its interest in Foothills Pipe Lines Ltd. has a 100 per cent interest in Foothills Pipe Lines (Alta.) Ltd. During the second quarter of 2004, Foothills Pipe Lines (Alta.) Ltd. invoiced NGTL $17 million for gas transportation services (2003 — $18 million). During the six months ended June 30, 2004 Foothills Pipe Lines (Alta) Ltd. invoiced NGTL $34 million for gas transportation services (2003 — $37 million).

Risk Management

        NGTL's market, financial and counterparty risks remain substantially unchanged since December 31, 2003. For further information on risks, refer to MD&A in NGTL's 2003 Renewal Annual Information Form.

Controls and Procedures

        As of the end of the period covered herein, NGTL's management, together with NGTL's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer of NGTL have concluded that the disclosure controls and procedures are effective.

        There were no changes in NGTL's internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect NGTL's internal control over financial reporting.

Critical Accounting Policy

        NGTL's critical accounting policy, which remains unchanged since December 31, 2003, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to MD&A in NGTL's 2003 Renewal Annual Information Form.

Critical Accounting Estimate

        Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgement. NGTL's most significant critical accounting estimate is depreciation expense. For further information on this critical accounting estimate, refer to MD&A in NGTL's 2003 Renewal Annual Information Form.

Accounting Changes

Asset Retirement Obligations

        Effective January 1, 2004, the company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

        The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

Hedging Relationships

        Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. In accordance with the provisions of this new guideline, NGTL has recorded all derivatives on the Consolidated Balance Sheet at fair value.

        This new guideline was applied prospectively and there was no impact on net income for the three and six months ended June 30, 2004. There was no material impact from this accounting change on the Consolidated Balance Sheet as at January 1, 2004.

Generally Accepted Accounting Principles

        Effective January 1, 2004, the company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of generally accepted accounting principles (GAAP) and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy.

        This accounting change was applied prospectively and there was no impact on net income in the three and six months ended June 30, 2004. In prior periods, in accordance with industry practice, certain assets and liabilities related to the company's regulated activities, and offsetting deferral accounts, were not recorded on the balance sheet. There was no material impact from this change on the Consolidated Balance Sheet as at January 1, 2004.

Other Recent Developments

        In July 2003, NGTL, along with other utilities, filed evidence in the GCOC Proceeding with the EUB. In July 2004, the company received the EUB's decision on GCOC for Alberta utilities. The decision establishes a generic rate of return on equity (ROE) of 9.60 per cent and a deemed common equity of 35 per cent for 2004 on the Alberta System. This is less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent, which the company considers a fair return.

        The EUB's decision sets a generic ROE for 2004 at 9.60 per cent for Alberta utilities. Beginning in 2005, the EUB will adjust the ROE from year to year by 75 per cent of the change in long term Canada bonds, consistent with the approach used by the National Energy Board. The EUB has indicated that a review of the ROE adjustment mechanism will not occur prior to 2009, unless the ROE resulting from the adjustment mechanism is less than 7.6 per cent or greater than 11.6 per cent.

        In September 2003, NGTL filed Phase I of the 2004 General Rate Application (GRA) with the EUB, consisting of evidence in support of the applied for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. The EUB hearing to consider the GRA Phase I application took place in Calgary in April 2004 with final arguments and replies filed in May 2004. A decision is expected in third quarter 2004.

        Phase II of the 2004 GRA, dealing primarily with rate design and services, was filed in December 2003. The oral portion of the Phase II hearing began in Calgary, on June 9, 2004, with final argument filed on July 8, 2004 and reply argument to be filed on July 29, 2004. An EUB decision is expected in fourth quarter 2004.

        In December 2003, the EUB approved NGTL's application to charge interim tolls for transportation service, effective January 1, 2004. Final tolls for 2004 will be determined based on the EUB decision on the 2004 GRA and will incorporate the outcome from the EUB's decisions in the GCOC proceeding.

Outlook

        In 2004, the outcome of the EUB's decision received in July 2004 on GCOC for Alberta utilities will have a negative impact on NGTL's expected results. Excluding the potential financial impact from the outcome of the Phase I GRA currently before the EUB, NGTL estimates this will result in 2004 net earnings from the Alberta System of approximately $155 million compared to net earnings of $190 million in 2003. Apart from this impact, the outlook for the company remains relatively unchanged since December 31, 2003. For further information on outlook, refer to MD&A in NGTL's 2003 Renewal Annual Information Form.

Share Information

        As at June 30, 2004, NGTL had 100,004 issued and outstanding common shares.

Selected Quarterly Consolidated Financial Data(1)

        The following sets forth selected quarterly financial data for the last eight consecutive quarters in millions of dollars except for per share amounts.

	2004		2003				2002
Three months ended (unaudited)
	Second	First	Fourth	Third	Second	First	Fourth	Third
Revenues	315	311	329	328	330	328	341	342
Net Income	39	52	51	50	48	44	59	56
Share Statistics
Net income per share — Basic & Diluted	$390	$520	$510	$500	$480	$440	$590	$560
(1)
The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data refer to Note 1 of NGTL's 2003 Audited Consolidated Financial Statements.

Factors Impacting Quarterly Financial Information

        NGTL's annual revenues and net earnings fluctuate over the long term primarily due to terms of negotiated settlements and EUB decisions with respect to the Alberta System. Generally, quarter over quarter revenues and earnings during any particular fiscal year remain fairly stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions or negotiated settlements occurring in a particular quarter, and due to items outside of the normal course of operations.

        Significant items which impacted the last eight quarters' net earnings are as follows:

  •
  In the first quarter 2003, NGTL reached a one-year Alberta System Revenue Requirement Settlement for 2003 which included a fixed revenue requirement component of $1.277 billion compared to $1.347 billion in 2002 resulting in lower earnings in 2003 compared to 2002.

  •
  First quarter 2004 net earnings included approximately $8 million of corporate income tax refunds and refund interest.

Forward-Looking Information

        Certain information in this MD&A is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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  Exhibit 1